Exhibit 99.1

Nano Dimension Announces Chairman & CEO has Invested Approximately $500,000 to Purchase its Shares in the Open Market

Yoav Stern increases his holdings in the company

Sunrise, Florida, December 14th, 2021 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM), (“Nano Dimension” or the “Company”), an industry-leader in Additively Manufactured Electronics (AME)/3D-Printed Electronics (PE), and Micro Additive Manufacturing (Micro-AM), announced today that on Decemebr 13th, 2021, Yoav Stern, the Company’s Chairman and Chief Executive Officer, bought shares of Nano Dimension in the open market, for an approximate amount of $500,000.

Mr. Stern commented, “Increasing my invstment in Nano Dimension stock was led by my conviction and belief in the vision, strategy, and future of this company. In addition, I have a responsibility to create an upside for myself and my family and I strongly feel that this is the safest way to do so.”

Mr. Stern added, “Recent events are encouraging. We have announced our new DragonFly IV system, combined with a breakthrough FLIGHT software, at the Productronica Show in November, 2021. Since that launch, we have already sold two DragonFly IV printers to a leading government defence supplier and European government agency, in addition to completing two beta sites with other leading customers.

In addition, we are in an active integration process of our Novemeber 2021 acquisition of ESSEMTEC AG, which lays the groundwork for a breakthrough in microchip placement as part of Nano Dimension’s AME solution. The ESSEMTEC merger together with two April 2021 strategic acquisitions of NanoFabrica and Deep Cube interlaces with our long-term vision to establish “Industry 4.0 solutions”. Those entail building a distributed digital Addititve Manufacturing applications led by Deep Learning/Machine Learning software, rather than just selling machines as capital equipment.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform the electronics and similar additive manufacturing sectors through the development and delivery of environmentally friendly and economically efficient additive manufacturing, Industry 4.0 solution, while enabling a one-production-step-conversion of digital designs into functioning devices - on-demand, anytime, anywhere.

Nano Dimension plans to execute on this vision by building an eco-friendly and intelligent distributed network of additively manufacturing self-learning & self-improving systems, which are designed to deliver a superior ROI to their owners as well as to Nano Dimension shareholders and stakeholders.

The DragonFly IV® system serves cross-industry High-Performance Electronic Devices (Hi-PEDs®) fabrication needs, by depositing proprietary conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. The outcomes are Hi-PEDs® which are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. These products enable iterative development, IP safety, fast time-to-market, and device performance gains. With DragonFly IV®, a revolution happens at the click of a button, allowing customers to go from CAD to a functional device in a matter of hours instead of weeks; creating products with better performance; reducing the size and weight of electronic parts and devices; enabling innovation; and, critically important, protecting IP, all the while limiting environmental pollution and chemical waste.

Nano Dimension’s Fabrica 2.0 micro additive manufacturing system enables the production of microparts based on a Digital Light Processor (DLP) engine that achieves repeatable micron levels resolution. The Fabrica 2.0 is engineered with a patented array of sensors that allows a closed feedback loop, using proprietary materials to achieve very high accuracy while remaining a cost-effective mass manufacturing solution. It is used in the areas of micron-level resolution of medical devices, micro-optics, semi-conductors, micro-electronics, micro-electro-mechanical systems (MEMS), microfluidics, and life sciences instruments.

For more information, please visit www.nano-di.com.

In November 2021, Nano Dimension announced the acquisition of Essemtec AG, located in Lucerne Canton, Switzerland. Essemtec develops production equipment for electronic assembly. The company’s core business is in adaptive, highly flexible SMT pick-and-place equipment, materials dispenser suitable for both high-speed dispensing and microdispensing as well as an intelligent production material storage and logistics system. Read more at: https://investors.nano-di.com/press-releases/news-details/2021/Nano-Dimension-Acquires-Essemtec-AG-Surface-Mount-Pick-- Place-Systems-Supplier-for-the-PCB-and-OEM-Industries/default.aspx

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the safety of an investment in Nano Dimension, the potential contributions from recent developments and the ability to establish Industry 4.0 solutions. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 11, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

U.S. Investor Relations:

Dave Gentry

RedChip Companies Inc.

Dave@redchip.com

407-491-4498 or 1-800-RED-CHIP (733-2447)